Exhibit 97.1

TRINSEO PLC

POLICY FOR RECOUPMENT OF INCENTIVE COMPENSATION

1.	Introduction

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”), the Compensation Committee of the Board of Directors (the “Board”) of Trinseo PLC (the “Company”) has adopted a policy (the “Policy”) providing for the Company’s recoupment of certain incentive-based compensation paid to Covered Executives (as defined below) in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws.

2.	Administration

Administration and enforcement of this Policy shall be the responsibility of the Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”). Determinations of the Committee under this Policy need not be uniform with respect to any or all Covered Executives and will be final and binding.

3.	Effective Date

This Policy shall be effective as of the effective date of the Listing Standards (the “Effective Date”) and shall apply only to Covered Compensation (as defined below) that is approved, awarded or granted to Covered Executives on or after the Effective Date, except as otherwise agreed to by any Covered Executive.

4.	Covered Executives

This Policy covers each current or former officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (each, a “Covered Executive”).

5.	Covered Compensation

This Policy applies to any cash-based and equity-based incentive compensation, bonuses, and awards granted, paid, earned or that become vested wholly or in part upon the attainment of any financial reporting measure, including, but not limited to, compensation received under the Amended & Restated Trinseo PLC 2014 Omnibus Incentive Plan, the Performance Award Plan, or any successor plans (together, the “Covered Compensation”) to Covered Executives. For the avoidance of doubt, the following shall not be deemed to be Covered Compensation: (i) base salary (except where increase is based on prior financial performance); (ii) a bonus that is paid solely at the discretion of the Committee or Board, not based on a financial reporting measure or performance goal; (iii) a bonus paid solely upon satisfying one or more subjective standards or completion of a specified employment period; (iv) non-equity awards that are earned solely upon satisfaction of one or more subjective or strategic standards or operational measures; and (v) equity-based awards whose vesting is not contingent on a financial reporting measure or performance goal, and contingent solely upon completion of a specified employment period or nonfinancial reporting measure. This Policy shall apply to any Covered Compensation received by an employee who served as a Covered Executive at any time during the performance period for that Covered Compensation, even if such Covered Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date.

6.	Financial Restatements; Recoupment

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (such an accounting restatement, a “Restatement”), the Committee shall review the Covered Compensation received by a Covered Executive during the three-year period preceding the Required Financial Restatement Date as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years. Regardless of whether the Company filed the restated financial statements, the Committee shall, to the full extent permitted by governing law, seek recoupment of any Covered Compensation, whether in the form of cash or equity, awarded or paid to a Covered Executive (computed without regard to any taxes paid), if and to the extent:

a.	the amount of the Covered Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a Restatement; and

b.	the amount of the Covered Compensation that would have been awarded to the Covered Executive had the financial results been properly reported would have been lower than the amount actually awarded.

If the achievement of a certain financial result was considered in determining the Covered Compensation awarded or paid, but the Covered Compensation is not awarded or paid on a formulaic basis, the Committee shall determine in its sole discretion the amount, if any, by which the payment or award should be reduced or recouped. For Covered Compensation based on a metric where the amount of erroneously awarded compensation is not directly adjusted in an accounting restatement (e.g., TSR): (a) the amount must be based on a reasonable estimate of the effect of the accounting restatement on such metric upon which the Covered Compensation was received and (b) the Company must maintain documentation of the determination of that reasonable estimate (which documentation shall be provided to the New York Stock Exchange (“NYSE”) as required).

For purposes of this Policy, the “Required Financial Restatement Date” is the earlier to occur of:

a.	the date the Board, a committee of the Board, or any officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

b.	the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For the avoidance of doubt, a Covered Executive will be deemed to have received Covered Compensation in the Company’s fiscal period during which the financial reporting measure specified in the award is attained, even if the Covered Executive remains subject to additional payment conditions with respect to such award.

7.	Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping erroneously awarded Covered Compensation, which may include, without limitation:

a.	requiring reimbursement of cash incentive compensation previously paid;

b.	seeking recovery of any Equity Proceeds;

c.	cancelling or rescinding some or all outstanding vested or unvested equity (and/or equity-based) awards;

d.	adjusting or withholding from unpaid compensation or other set-off to the extent permitted by applicable law; and/or

e.	reducing or eliminating future salary increases, cash-based or equity-based incentive compensation, bonuses, awards or severance.

For purposes hereof, “Equity Proceeds” means all proceeds realized by a Covered Executive from the sale of shares of Company common stock previously obtained as Covered Compensation, any unrealized gain from the exercise of Company stock options previously obtained as Covered Compensation and any outstanding shares of Company common stock held by the Covered Executive that were received upon the exercise of Company stock options or stock appreciation rights or in connection with the vesting or settlement of restricted stock or restricted stock units of the Company, in each case previously obtained as Covered Compensation, including for the avoidance of doubt, any performance awards (or, with respect to any vested Company stock options or stock appreciation rights that have not yet been exercised, payment of the value thereof).

8.	Impracticability Exceptions

The Committee shall not seek recoupment of any erroneously awarded Covered Compensation to the extent it determines that:

a.	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of erroneously-awarded Covered Compensation to be recovered, following a reasonable attempt to recover such erroneously-awarded Covered Compensation and document such attempt (which documentation shall be provided to the NYSE as required);

b.	recovery would violate home country law where that law was adopted prior to November 28, 2022, following procurement of an opinion of counsel in such country, acceptable to the NYSE, that recovery would result in such a violation (and which opinion must be provided to the NYSE as required); and/or

c.	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Sections 401(a)(13) and 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

9.	No Indemnification

For the avoidance of doubt, the Company shall not indemnify any Covered Executive against the loss of any erroneously awarded Covered Compensation or any Covered Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy, and shall not make any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

10.	Administrator Indemnification

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Committee or Board under applicable law or Company policy.

11.	Severability

If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

12.	Amendments

The Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

13.	No Impairment of Other Remedies

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company may have or any actions that may be imposed by law enforcement agencies, regulators or other authorities. The Company may adopt additional recoupment provisions in the future or amend existing requirements as required by law or regulation.